January 21, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Office Depot, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008

Filed February 24, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009

Filed April 28, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009

Filed July 28, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009

Filed October 29, 2009

Definitive Proxy Statement on Schedule 14A

Filed March 11, 2009

File Number 001-10948

Dear Mr. Owings:

On behalf of Office Depot, Inc. (the “Company”), set forth below is the response of the Company to the Staff’s letter of comment dated December 23, 2009 relating to the above referenced filings.

Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008

Item 1. Business, page 2

1.	We note your disclosure on page 11 that you have “substantially increased the number of types of products that [you] sell under [your] private brands.” In this regard, please discuss the importance, duration and effect of any material patents, trademarks and licenses held. See Item 101(c)(1)(iv) of Regulation S-K.

Response: The Company holds trademark registrations domestically and worldwide and has numerous other applications pending worldwide for the name “Office Depot” and on “Ativa”, “Foray” and “Realspace”, among others. The Company considers the trademark for the Office Depot name the most significant trademark or copyright held by the Company because of its impact on market awareness across all of the Company’s businesses and on customers’ identification with the Company. As with all trademarks, the “Office Depot” trademark registration is for a ten year period and can be renewed beyond that date.

Although the Company has a selection of private brand products, it is not significantly dependent on any of its private brand products, individually or collectively. Therefore, the Company does not believe that disclosure of trademark or copyright registrations related to these private brands is required pursuant to Item 101(c)(1)(iv) of Regulation S-K as it would not be material to an understanding of the Company’s business taken as a whole. The composition of the Company’s product offering is addressed in the Merchandising subsection of the Company’s “Item 1. Business” discussion and relates to the sale of both nationally branded and private brand office products. The Company also respectfully submits that it has no patents or licenses that would be material to the Company’s business taken as a whole that would require disclosure pursuant to Item 101(c)(1)(iv) of Regulation S-K.

2.	Please provide the financial information about geographic areas required by Item 101(d) of Regulation S-K.

Response: The Company respectfully submits that the financial information about geographic areas is cross referenced in our discussion under “Item 1. Business” on page 2 and presented in Note L to the footnotes to the financial statements in our Form 10-K for the fiscal year ended December 27, 2008. In future Form 10-K filings, the Company will modify the cross reference language currently in the second paragraph of the “Item 1. Business” discussion to specifically include reference to financial information on geographic areas in lieu of duplicating the data in the “Item 1. Business” discussion. The proposed disclosure will state:

Additional information regarding our business segments is presented below and in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and, along with financial information about geographic areas, in Note L – Segment Information of Notes to Consolidated Financial Statements located elsewhere in this Annual Report on Form 10-K.

3.	Please provide the disclosure required by Item 101(e)(2) of Regulation S-K.

Response: In future Form 10-K filings, the Company will include disclosure about the availability of its public filings at the SEC. The proposed disclosure will state:

In addition, the public may read and copy any of the materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the SEC. The address of that website is http://www.sec.gov.

Executive officers of the Registrant, page 7

4.	Please state the term of office of your executive officers. Refer to Item 401(b) of Regulation S-K.

Response: All officers, including those with employment agreements, are “at will” employees and as such have no specified term of office. We currently disclose the year of hire and the years working in previous positions at the Company and with prior employers.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 20

Liquidity and Capital Resources, page 29

Liquidity, page 29

5.	We note your disclosure that the company’s credit rating downgrade permitted the counterparty to your private label credit card program the right to terminate the agreement and require you to repurchase the outstanding balance. We also note your credit agreement contains affirmative and negative covenants and default provisions. Please define all material covenants and clearly disclose whether you are in compliance at the end of the period presented. Additionally, if it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus the ratios or amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Please also describe stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Response: As disclosed on page 30 of our annual report on Form 10-K for the fiscal year ended December 27, 2008, the agreement covering the credit card program was amended in February 2009 and the covenant related to any downgrade in the Company’s credit rating was eliminated. The primary termination provision in the amended agreement is now based on a “change in control” which is defined as the acquisition of more than 40% of the of the aggregate voting power represented by the issued and outstanding common stock of the Company. A similar change of control provision exists in the credit facility (the “Facility”).

The Company respectively submits that the significant covenants in the Facility are described in Note E in the footnotes to the financial statements in the annual report on Form 10-K for the fiscal year ended December 27, 2008. In future Form 10-K filings, as appropriate, we will also include this disclosure in the MD&A and modify the language to make clear that we are addressing all significant covenants. We will also make a definitive statement whether or not we were in compliance with the covenants at the end of the period. Further, to the extent we believe it is reasonably likely that we will not be in compliance with any of the material covenants, we will provide additional disclosure addressing the factors that could trigger an event of default.

In our future Form 10-K filing, as appropriate, we will modify the language in the second paragraph under the table in Note E to the financial statements as follows (underlined to show modifications) and include similar language in our MD&A:

The Agreement also contains representations, warranties, affirmative and negative covenants, and default provisions. The most significant of these covenants and default provisions include a capital expenditure limitation of $500 million in any fiscal year and limitations in certain circumstances on acquisitions, dispositions, share repurchases and the payment of dividends. The dividend restrictions are based on the then-current and proforma fixed charge coverage ratio and borrowing availability at the point of consideration. The Company has never declared or paid cash dividends on its common stock. The Company is in compliance with all financial covenants at December [ ], 20[ ]. The Facility also includes provisions whereby if the global availability is less than $218.8 million, or the European availability is below $37.5 million, the Company’s cash collections go first to the Agent to satisfy outstanding borrowings. Further, if total availability falls below $187.5 million, a fixed charge coverage ratio test is required which, based on current forecasts, could effectively eliminate additional borrowing under the Facility. Any event of default that is not cured within the permitted period, including non-payment of amounts when due, any debt in excess of $25 million becoming due before the scheduled maturity date, or the acquisition of more than 40% of the ownership of the Company by any person or group, could result in a termination of the Facility and all amounts outstanding becoming immediately due and payable.

At December 26, 2009, the Company had approximately $[ ] million of available credit under the Facility. Borrowings under the Facility totaled $[ ] million at an effective interest rate of approximately [ ]%. There were also letters of credit outstanding under the Facility totaling approximately $[ ] million. An additional $[ ] million of letters of credit were outstanding under separate agreements. Average borrowings under the Facility from September 26, 2009 to December 26, 2009 were approximately $[ ] million.

Contractual Obligations, page 32

6.	Please provide and caption as a sub-section your discussion of off-balance sheet arrangements. Refer to Item 303(a)(4) of Regulation S-K.

Response: In future Form 10-K filings, we will provide a caption titled “Off-Balance Sheet Arrangements” as a sub-section of our discussion.

Critical Accounting Policies, page 32

Intangible asset testing, page 33

7.	Please expand your critical accounting policy to distinguish between how you perform Step 1 from Step 2 of your goodwill impairment test.

Response: Each year, the Company evaluates those areas requiring the greatest degree of management judgment and estimates that can have a significant impact on the financial statements. To the extent that goodwill intangible asset testing is identified in future Form 10-K filings as a critical accounting policy, we will provide additional information on the performance of Step 1 and Step 2 analyses of goodwill impairment tests. We will identify the methodology used for estimating fair value of each reporting unit (most likely a discounted cash flow approach) and indicate our review of the reasonableness of these results by comparing the aggregate reporting unit fair value to the Company’s average market capitalization, including any appropriate control premium. We will address comparing the estimated fair value of each reporting unit to its carrying value (Step 1) and, if appropriate, then performing the hypothetical fair value allocation process to all existing assets and liabilities of the reporting unit (Step 2). To the extent the implied value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized.

Consolidated Balance Sheets, page 46

8.	Please advise or disclose the various component amounts of other assets on the face of the consolidated balance sheet or in a note thereto in accordance with Rule 5-02.17 of Regulation S-X.

Response: The primary components of other assets are long-term deferred tax assets and our investment in a joint venture in Mexico. The joint venture balance is disclosed in Note N in the footnotes to the financial statements and identified as being included in other assets in the Consolidated Balance Sheets. The deferred tax balance components are addressed in Note F in the footnotes to the financial statements. For future Form 10-K filings, we will either specifically identify the long-term deferred tax asset balance in our Income Taxes footnote and indicate that it is included in other assets or create a separate line for deferred tax asset and deferred tax liability accounts in the Consolidated Balance Sheets. The decision on these two presentation alternatives will be made when the consolidated balances are available and will be based on their significance and the Company’s assessment of the long-term benefit of presentation in the Consolidated Balance Sheets or disclosure in the footnotes to the financial statements.

Note N – Investments in Unconsolidated Joint Venture, page 70

9.	We note your disclosure on page four indicating you became a 51% owner in a joint venture that acquired eOfficePlanet India pvt. We also note your disclosure on page 50 under Basis of Presentation. Please clarify how you account for this joint venture. To the extent your ownership is significant and you have not consolidated the joint venture, please explain whether you considered providing summarized financial information. Reference made to Item 4-08(g) of Regulation S-X.

Response: Based on our ownership and voting rights which provide us the ability to control the financial and operating policies of eOfficePlanet India pvt, its financial statements are consolidated in the Company’s financial statements. We indicate in Note A to the financial statements, Basis of Presentation, that our investment in India has been consolidated since the date of acquisition.

Exhibits

10.	Please ensure that you file all schedules and exhibits to the exhibits to your Annual Report on Form 10-K filed pursuant to Item 601(b)(10) of Regulation S-K. As an example only, we note that you have not provided all of the schedules and exhibits to the Credit Agreement dated as of September 26, 2008. Please review the agreements and re-file complete agreements with your next periodic or current report. Please note that Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, but there is not a similar provision in Item 601(b)(10) of Regulation S-K.

Response: A separate confidential treatment request will be submitted for information contained in certain schedules and exhibits to the Credit Agreement dated as of September 26, 2008. The Company will include all required schedules and exhibits, with confidential information redacted, in our next annual report on Form 10-K.

11.	It appears that some of the footnotes to your exhibit index refer to incorrect filing dates. As examples only, we note that footnote 18 refers to a Form 8-K filed on September 26, 2008 when it appears that the correct reference should be to a Form 8-K filed on October 9, 2008, and that footnote 21 refers to a Form 8-K filed on December 30, 2008 when it appears that the correct reference should be to a Form 8-K filed on December 31, 2008. Please review the footnotes to your exhibit index and revise accordingly.

Response: The Company acknowledges the Staff’s comment and will include revised footnotes to the exhibit index in our next annual report on Form 10-K.

Exhibits 31.1 and 31.2

12.	In future periodic reports, please revise the certifications filed as Exhibit 31 so the language is identical to the language contained in Item 601(b)(31) of Regulation S-K. In this regard, we note that you refer to your “independent registered public accounting firm” instead of your “auditors” in paragraph 5. This comment also applies to your Quarterly Report on Form 10-Q for the fiscal period ended March 28, 2009, Quarterly Report on Form 10-Q for the fiscal period ended June 27, 2009, and Quarterly Report on Form 10-Q for the fiscal period ended September 26, 2009.

Response: In future filings, the language in certifications filed as Exhibit 31 will be identical to the language contained in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Related Person Transactions Policy, page 9

13.	Please confirm that you have not disclosed any related party transactions under Item 404(a) of Regulation S-K because there are no such transactions that are required to be disclosed.

Response: We confirm that there were no related party transactions during the period that would be required to be disclosed under Item 404(a) of Regulation S-K.

Executive and Director Compensation, page 15

Annual Cash Incentives (“Bonus Plan”), page 20

14.	We note the compensation committee’s determination that, for fiscal year 2009, one-third of bonus plan payments will be based on attaining a cash flow goal for the year, one-third of bonus plan payments will be based on attaining a goal relative to EBITDA, and one-third of bonus plan payments will be based on achieving qualitative goals set by the committee. Please revise your disclosure to quantify the cash flow goal and EBITDA-related goal, and to discuss the qualitative goals, set by the committee.

Response: The quantified disclosure of the cash flow goal, the EBITDA-related goal and discussion of the qualitative goals established by the Compensation Committee for fiscal year 2009 (collectively, the “2009 Performance Goals”) will be included in the Company’s proxy statement that will discuss fiscal year 2009 compensation decisions.

The Compensation Discussion and Analysis included in the Company’s proxy statement filed March 11, 2009 (the “Proxy Statement”) was prepared to provide investors with material information necessary for an understanding of the compensation paid to the Company’s named executive officers for fiscal year 2008. Specifically, Instruction 2 to Item 402(b) of Regulation S-K provides that the Compensation Discussion and Analysis should cover actions regarding executive compensation that were taken after the fiscal year only insofar as such actions could affect a “fair understanding of the named executive officer’s compensation” for that fiscal year. The disclosure of the 2009 Performance Goals would not provide the Company’s shareholders with any additional material insight (beyond what is already provided in the Proxy Statement) into the compensation arrangements for the named executive officers in fiscal year 2008. Moreover, disclosure of the 2009 Performance Goals would likely cause investor confusion given that the annual incentive compensation disclosed in the Summary Compensation Table concerns compensation paid for fiscal year 2008 (not 2009) and the 2009 Performance Goals are not material to an understanding of 2008 compensation.

Outstanding Equity Awards at 2008 Fiscal Year-End, page 30

15.	While we note that you have disclosed the vesting schedule of the stock options and restricted stock awards, you have not specified the vesting date for each award. Please revise. Refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response: As disclosed on page 31 of the proxy statement, the Company stated that except as otherwise noted, all grants of stock options and restricted stock awards listed in the Outstanding Equity Award table vested in three equal installments beginning on the first anniversary of the grant date. This information along with the information regarding the term and expiration dates of the awards would permit a reader to determine the vesting date for each award. The Company will specify the vesting date of each award in future filings.

Nonqualified Deferred Compensation, page 32

16.	Please provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in your Summary Compensation Table. Refer to the Instruction to Item 402(i)(2) of Regulation S-K.

Response: The Company notes the Staff’s comment and will provide in future filings a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the Summary Compensation Table.

Audit Committee Report, page 58

17.	We note the statements in the Audit Committee Report that the audit committee’s duties include pre-approval of audit and non-audit work and that the audit committee has delegated the authority to pre-approve auditor engagements between meetings of the audit committee. However, you have not described your pre-approval policies and procedures in accordance with Item 14(5) of Form 10-K. Please revise.

Response: In future proxy statement filings, we will describe the policies and procedures for pre-approval of audit and non-audit work. The proposed disclosure will state:

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has established policies and procedures under which all audit and non-audit services performed by the Company’s independent registered public accounting firm must be approved in advance by the Audit Committee. The Audit Committee’s policy provides for pre-approval of audit, audit-related, tax and other services specifically described by the Audit Committee on an annual basis. In addition, individual engagements anticipated to exceed pre-established thresholds, as well as any other services, must be separately approved. The policy also provides that the Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee provided that the pre-approval of any matters permitted by the Chair is reported to the full Audit Committee at its next meeting.

* * * * * * * *

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP

January 21, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Office Depot, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008

Filed February 24, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009

Filed April 28, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009

Filed July 28, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009

Filed October 29, 2009

Definitive Proxy Statement on Schedule 14A

Filed March 11, 2009

File Number 001-10948

Dear Mr. Owings:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated December 23, 2009 with respect to the above-referenced filings, Office Depot, Inc. (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (561) 438-2320 or Mark Hutchens, Sr. Vice President and Controller at (561) 438-7230.

Sincerely,

/s/ Michael D. Newman
Michael D. Newman
Executive Vice President and Chief Financial Officer